British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedule B
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	October 31, 2002	03/03/02

ISSUER'S ADDRESS	200 – 675 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver, B.C.	B.C.	V6B 1N2	(604) 681-7600	(604) 681-7622
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Ken Powell	President			(780) 435-5576
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Ken Powell"	Ken Powell	03/04/07
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Michael Gossland"	Michael Gossland	03/04/07
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TITAN TRADING ANALYTICS INC.

     CONSOLIDATED
FINANCIAL STATEMENTS

OCTOBER 31, 2002

Suite 800 1030 West Georgia Street Vancouver, Canada V6E 3B9 T: 604-685-0564 F: 604.685.2050 email: vancouver@collinsbarrow.com

AUDITORS' REPORT

To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 2002 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

CHARTERED ACCOUNTANTS
Vancouver, Canada
March 2, 2003

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)

CONSOLIDATED BALANCE SHEET

OCTOBER 31

	2002	2001
ASSETS
Current assets
Cash, due from brokers, and short-term investments	$819	$375,417
Accounts receivable	2,296	3,813
Prepaid expenses	---	1,934

	3,115	381,164

Software and systems development (note 3)	---	224,250

Capital assets (note 4)	5,000	42,490

	$8,115	$647,904

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$53,980	$32,707

SHAREHOLDERS' EQUITY

Share capital (note 5)	3,715,938	3,715,938

Deficit	(3,761,803)	(3,100,741)

	(45,865)	615,197

	$8,115	$647,904

Approved by the Directors

“Ken Powell”             , Director

“Michael Gossland” , Director

See accompanying notes to the consolidated financial statements.

TITAN TRADING ANALYTICS INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Year Ended October 31
	2002	2001	2000

Software and subscription sales	$45,374	$40,894	$26,505

Expenses
Advertising, marketing and promotion	15,013	24,806	90,676
Amortization	246,300	192,833	188,584
Bank charges	2,758	2,479	2,850
Bad debt	3,000	---	---
Directors' fees	---	5,000	5,000
Financing fees	---	23,683	---
Foreign exchange loss (gain)	2,938	(4,560)	7,686
Investor relations	15,724	39,182	111,582
Management fees	61,456	64,938	114,322
Office and miscellaneous	19,273	27,297	20,786
Professional fees	28,677	32,987	31,126
Rent	5,439	5,611	5,374
Research and development	78,558	106,023	---
Salaries and benefits	210,409	159,425	105,056
System testing	7,857	16,729	---
Telephone	6,242	9,434	9,275
Travel	3,373	13,120	8,862

	707,017	718,987	701,179

	(661,643)	(678,093)	(674,674)

Interest and other income	581	11,802	15,605

Net loss for the year	(661,062)	(666,291)	(659,069)

Deficit, beginning of the year	(3,100,741)	(2,434,450)	(1,775,381)

Deficit, end of the year	$(3,761,803)	$(3,100,741)	$(2,434,450)

Net loss per share (note 7(e))	$(.07)	$(.07)	$(.07)

See accompanying notes to the consolidated financial statements.

TITAN TRADING ANALYTICS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended October 31
	2002	2001	2000
Cash flows from (used in) operating activities
Net loss for the year	$(661,062)	$(666,291)	$(659,069)
Adjustments for:
Amortization	246,300	192,833	188,584
Foreign exchange loss (gain)	2,938	(4,560)	7,686
Loss on disposition of capital assets	1,021	---	---

	(410,803)	(478,018)	(462,799)
Net change in non-cash working capital
balances
Decrease (increase) in accounts
receivable	1,517	1,956	(2,040)
Decrease (increase) in prepaid expenses	1,934	3,542	(4,730)
Increase (decrease) in accounts
payable and accrued liabilities	21,273	15,260	(5,046)

Cash used in operating activities	(386,079)	(457,260)	(474,615)

Cash flows from (used in) investing activities
Software and systems development	---	(104,889)	(226,423)
Disposition (acquisitions) of capital assets	14,419	(17,392)	(14,861)

Cash from (used in) investing activities	14,419	(122,281)	(241,284)

Cash flows from financing activities
Issuance of common shares	---	340,000	572,976

Cash from financing activities	---	340,000	572,976

Foreign exchange gain (loss) on cash held in
foreign currency	(2,938)	4,560	(7,686)

Net decrease in cash during the year	(374,598)	(234,981)	(150,609)

Cash, due from brokers, and short-term
investments, beginning of the year	375,417	610,398	761,007

Cash, due from brokers, and short-term
investments, end of the year	$819	$375,417	$610,398

See accompanying notes to the consolidated financial statements.

TITAN TRADING ANALYTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

1.

Continued operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. However, the company has incurred significant operating losses over the past three fiscal years and has a working capital deficiency. The company has an urgent need for equity capital and financing for working capital requirements.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada which do not differ from those established in the United States, except as disclosed in note 8.

	a)	Consolidation - The financial statements include the accounts of the company and of its wholly-owned subsidiary, Titan Trading Corp.

	b)	Short-term investments - Short-term investments are carried at the lower of cost or market. Gains and losses from trading short-term investments are recognized as income on the trade date.

c)
Research and development - Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

d)
Software and systems development - Software and systems development costs are amortized on a product by product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the company's products does not exceed three years.

	e)	Capital assets - Capital assets are recorded at cost and amortized at the following annual rates:

Computer equipment - 30% declining balance Furniture and equipment - 20% declining balance

f)
Future income taxes - The company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. In addition, the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized are recognized.

TITAN TRADING ANALYTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

2.	Significant accounting policies - continued

g)
Software and subscription sales - Revenue arising from software and subscription sales is recognized at the time of the sale unless the company is obligated to provide services in the future in which case a portion of the revenue is deferred until the services have been performed.

h)
Stock option plan - No compensation expense is recognized when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

	i)	Foreign currency translation - Foreign currency transactions are translated using the temporal method, whereby:

		i)	monetary items are translated at the rate of exchange in effect at the balance sheet date;
		ii)	non-monetary items are translated at historical exchange rates; and
		iii)	revenue and expense items are translated at the average rate of exchange for the year.

j)
Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k)
Cash and cash equivalents - Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

3.	Software and systems development

		2002	2001

Cost		$947,877	$947,877
Accumulated amortization		(947,877)	(723,627)

	$	---	$224,250

Software and systems development cost is comprised of:

Computer services	$103,018
Contract services	728,095
Other	79,539
Rent	12,510
Salaries	24,715

$947,877

TITAN TRADING ANALYTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

4.	Capital assets

		2002
			Accumulated
		Cost	Amortization	Net

	Computer equipment	$12,000	$7,000	$5,000
	Furniture and equipment	---	---	---

		$12,000	$7,000	$5,000

		2001
			Accumulated
		Cost	Amortization	Net

	Computer equipment	$87,377	$52,970	$34,407
	Furniture and equipment	17,777	9,694	8,083

		$105,154	$62,664	$42,490

5.	Share capital

	Number
	of Shares	Amount
Authorized
100,000,000 common shares, without par value
Issued
Issued for cash during the period ended October 31, 1994	1	$1
Issued for cash	4,114,000	1,314,900

Balance, October 31, 1995	4,114,001	1,314,901
Issued for cash	4,302,000	1,055,500
Share issue costs	---	(141,089)

Balance, October 31, 1996	8,416,001	2,229,312
Issued for cash	316,000	442,400

Balance, October 31, 1997	8,732,001	2,671,712
Issued for cash	125,000	131,250

Balance, October 31, 1998 and 1999	8,857,001	2,802,962
Issued for cash	275,965	572,976

Balance, October 31, 2000	9,132,966	3,375,938
Issued for cash	680,000	340,000

Balance, October 31, 2001 and 2002	9,812,966	$3,715,938

TITAN TRADING ANALYTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

5.

Share capital - continued

2,850,000 of the common shares issued during 1996 are held in escrow. The release from escrow is based upon the policies of the British Columbia Securities Commission and is based upon the passage of time.

The company amended its stock option plan in 2001 to provide options to directors, officers and employees for up to 1,936,593 common shares.

	Directors, Officers and	Common Share
	Employee Stock Options	Purchase Warrants
Outstanding, November 1, 2000
Number	825,000	250,067
Exercise price	$0.90 to July 2001	$2.55 to May 2001
		$3.00 to September 2001
Number	72,852
Exercise price	$0.85 to January 2004
Number	431,250
Exercise price	$1.00 to April 2004	---

Amended during 2001
Number	1,250,000	---
Exercise price	825,000 from $0.90 to $0.61
	to January 2006
	425,000 from $1.00 to $0.61
	to January 2006
Issued during 2001
Number	255,000 vesting over 18 months	550,000
Exercise price	$0.61 to January 2006	$0.61 to February 2003
Number	250,000 vesting over 18 months	130,000
Exercise price	$0.50 to May 2006	$0.61 to March 2003

Expired during 2001
Number	(79,102)	(250,067)
Exercise price	72,852 at $0.85 to January 2001	$3.00 to September 2001
	6,250 at $1.00 to April 2004
Amended during 2002
Number	1,235,000	---
Exercise price	from $0.61 to $0.25
	to January 2006

TITAN TRADING ANALYTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

5.	Share capital - continued

	Directors, Officers and	Common Share
	Employee Stock Options	Purchase Warrants
Issued during 2002
Number	570,000 vesting over 24 months	---
Exercise price	$0.25 to January 2006

Retracted during 2002
Number	(270,000)
Exercise price	$0.61 to January 2006	---

Outstanding, October 31, 2002	2,055,000	680,000

See note 9.

6.	Future income taxes The tax effect of significant temporary differences is as follows:

		2002		2001

Future income tax liabilities related to Software
and Systems development costs	$	---		$100,000

Operating loss carryforwards		1,307,000		1,485,000
Other		15,000		41,000

Future income tax assets before valuation allowance		1,322,000		1,526,000
Valuation allowance		(1,322,000)		(1,426,000)

Future income tax assets		---		100,000

Net future income tax liabilities	$	---	$	---

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

A reconciliation between the company's statutory and effective tax rates is as follows:

	2002	2001

Statutory rate	38%	45%
Unrecognized benefit of current year's tax loss	(38%)	(45%)

Effective tax rate	---	---

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $3,440,000 carried forward against future years' earnings otherwise subject to income taxes.

TITAN TRADING ANALYTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

6.	Future income taxes - continued The losses expire as follows:

2003	$373,000
2004	248,000
2005	470,000
2006	598,000
2007	725,000
2008	586,000
2009	440,000

$3,440,000

7.	Other information

	a)	Related party transactions Included in the consolidated statement of operations and deficit are the following transactions with officers and directors and related individuals:

	2002	2001		2000

Management fees	$59,456	$64,938		$114,322
Rent	$5,100	$5,100		$5,100
Research and development	$65,409	$83,554	$	---

Software and systems development costs incurred during 2002 includes $NIL (2001 - $97,793) paid to officers and directors.

At October 31, 2002, $31,103 (2001 - $10,159) due to officers and directors is included in accounts payable and accrued liabilities.

Share issue costs for 1996 include $18,000 paid to an officer and director.

The related party transactions are in the normal course of operations and are recorded at the amount paid.

b)

Financial instruments

The company's financial instruments consist of cash, due from brokers, and short-term investments, accounts receivable, and accounts payable. It is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

c)	Geographic information Substantially all of the company's software and subscription sales are to customers in the United States.

TITAN TRADING ANALYTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

7.	Other information - continued

d)

Foreign exchange gains and losses

Foreign exchange gains and losses arising from changes in the exchange rate between Canadian and United States currency arose because of holding cash and short-term investments.

	e)	Loss per share The net loss per share is calculated on the basis of the weighted average number of shares outstanding during the year which for 2002 was 9,812,966 (2001 - 9,592,473; 2000 - 8,895,091).

	f)	Cash used in operating activities includes:

	2002	2001	2000

Bank charges and interest paid	$2,758	$(2,479)	$(2,850)
Interest received	$581	$11,802	$15,604

8.	United States accounting principles

a)

Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)

Short-term investments

Under United States generally accepted accounting principles, short-term investments are recorded at market value. At October 31, 2002 and 2001, there were no differences between the cost and the market value of the short-term investments.

c)

Escrow shares

Under United States generally accepted accounting principles, the 2,850,000 common shares held in escrow were considered contingent shares until 2002 when the release from escrow became based upon the passage of time. When these shares are released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized by the company.

d)

Share issue costs

Under United States generally accepted accounting principles, share issue costs paid to employees are required to be expensed. Accordingly, share issue costs of $18,000 paid to an officer and director in 1996 would result in an increase in management fees expense in 1996.

TITAN TRADING ANALYTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

8.	United States accounting principles - continued

e)

Cost of sales

Under United States generally accepted accounting principles, cost of sales is required to be separately disclosed. The cost of sales for software and subscription sales included in expenses is comprised of:

	2002	2001	2000
Amortization of software and
systems development	$224,250	$173,334	$174,417
Delivery	1,077	877	1,866

	$225,327	$174,211	$176,283

f)

Foreign currency translation

The application of the temporal method of foreign currency translation has not resulted in material differences from United States generally accepted accounting principles.

g)

Loss per share

Under United States generally accepted accounting principles, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:

	2002	2001	2000
Weighted average number of shares
outstanding	6,818,308	6,592,473	5,895,091

Net loss per share	$(.10)	$(.10)	$(.11)

h)

Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees or repricing stock options may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant or repricing over the option exercise price and the excess of the quoted market price at October 31st over the quoted market price at the date of repricing. Since the exercise price equalled or exceeded the quoted market price at the dates the stock options were granted or repriced and immediately prior to October 31st, there was no compensation cost to be recognized. Had the company fully adopted the recommendations of SFAS 123 and valued the options using a fair market value method such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $132,000 in 2002 and $146,360 in 2001. The weighted average grant date fair market value of options granted in 2002 and 2001 was determined using the Black-Scholes option pricing model assuming a risk-free interest rate of 2.0% and 6.50%; an option life of 3.75 years and 5 years; an expected volatility of 30% and 97% and that no dividends would be paid until after the expiry date of the options.

TITAN TRADING ANALYTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

8.	United States accounting principles - continued

	h)	Stock options - continued For purposes of these calculations, the estimated fair value of the options were amortized to expense over the vesting periods.

	2002	2001	2000
Net loss under United States generally
accepted accounting principles	$(661,643)	$(666,291)	$(659,069)

Increase in directors', officers', and
employees' compensation	(132,000)	(146,360)	---

Net loss if SFAS 123 adopted	$(793,643)	$(812,651)	$(659,069)

Net loss per share if SFAS 123 adopted	$(.12)	$(.12)	$(.11)

9.

Subsequent event

Subsequent to October 31, 2002, the company entered into private placement subscription agreements to issue 1,000,000 units at $.10 per unit. Each unit will consist of one common share and one two-year non-transferable share purchase warrant which will entitle the holder to purchase another common share of the company for $.10. The company has not yet received the funds related to the subscriptions nor regulatory approval.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	October 31, 2002	03/03/02

ISSUER'S ADDRESS	200 – 675 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver, B.C.	B.C.	V6B 1N2	(604) 681-7600	(604) 681-7622
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Ken Powell	President			(780) 435-5576
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Ken Powell"	Ken Powell	03/04/07
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Michael Gossland"	Michael Gossland	03/04/07
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TITAN TRADING ANALYTICS INC.

SCHEDULE B:    SUPPLEMENTARY INFORMATION

1.	Analysis of Expenses and Deferred Costs See attached financial statements for the fiscal year ended October 31, 2002.

2.	Related Party Transactions See Note 7 to the attached financial statements for the fiscal year ended October 31, 2002.

3.	Summary of securities issued and options granted during the period: Nil

4.	a)	Authorized capital: 100,000,000 common shares without par value

	b)	Issued and outstanding common shares:

Number: 9,812,966
Recorded Value: $3,715,938

	c)	Options and Warrants outstanding: See Note 5 to the attached financial statements for the fiscal year ended October 31, 2002.

	d)	Number of shares held in escrow at October 31, 2002: 2,285,000 common shares

5.	Directors and Officers

Dr. Ken Powell	Director & President
Michael Gossland	Director & Secretary
Dr. Paul Shatzko	Director
David Baird	Director

SCHEDULE C: MANAGEMENT DISCUSSION

NATURE OF BUSINESS AND LIQUIDITY

Titan Trading Analytics Inc. is a financial software developer and an online publisher of neural network based stock market timing and trading analytics software. The Company has yet to establish a profitable software or online publishing business and has remained in a research and development stage since May 1994. Titan Trading plans to exploit is proprietary trading software technology in two ways:

1.	by establishing a profitable trading operation and money management business using the trading technology; and

2.	by marketing and licensing software and a monthly publication for professional and private stock traders.

At October 31, 2002, Titan Trading held assets of $8,115 consisting of cash of $819, accounts receivable of $2,296 and computer equipment recorded at $5,000. During the year, the Company wrote off $947,877 in software and systems development costs, although it still plans to further develop its software for public sale.

RESULTS OF OPERATIONS

Titan Trading incurred a net loss of $661,643 for the fiscal year ended October 31, 2002 as compared to a loss of $678,093 for the comparative period in 2001. The slight decrease in net loss in the current fiscal year is primarily a result of a drop in research and development costs. Software and subscription sales increased in the current fiscal year to $45,374 (2001 - $40,894). Administrative expenses decreased from $718,987 to $707,017. During the year, Titan Trading spent or accrued a total of $210,409 on salaries, $78,558 on research and development and $61,456 on management fees. In addition, the Company incurred $246,300 in amortization expense due to the depreciation of software and systems development expenditures.

MANAGEMENT

Titan Trading's Board of Directors consists of Dr. Ken Powell, Michael Gossland, Dr. Paul Shatzko, and David Baird. Dr. Powell acts as President and C.E.O. of the Company.

During the fiscal year ended October 31, 2002, the Company paid or accrued management fees of $59,456, rent of $5,100 and research and development expenses of $65,409 to directors or former directors of the Company.

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of the Company during the fiscal year.